Exhibit 99.1

PRESS RELEASE | NASDAQ: IPX | ASX: IPX

September 27, 2022

DATE OF AGM & CLOSING DATE FOR
DIRECTOR NOMINATIONS

IperionX Limited (“IperionX” or “Company”) (NASDAQ: IPX, ASX: IPX) is advises, in accordance with ASX Listing Rule 3.13.1, that the Company’s Annual General Meeting (“AGM”) will be held on Friday, 25 November 2022.

An item of business at the AGM will be the re-election of directors. In accordance with the Company’s Constitution, the closing date for receipt of nominations from persons wishing to be considered for election as a director is Friday, 7 October 2022.

Any nominations must be received at the Company’s registered office no later than 5.00pm (AWST) on Friday, 7 October 2021.

This announcement has been authorized for release by the Company Secretary.

For further information and enquiries please contact:

info@iperionx.com
+1 980 237 8900

www.iperionx.com

Corporate Office	Tennessee Office	Salt Lake City Office

129 W Trade St, Suite 1405 Charlotte, NC 28202	279 West Main St, Camden, TN 38320	1782 W 2300 S, West Valley City, UT 84119